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SECURI 02021248 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mutual of America Life Insurance Company

OFFICIAL USE ONLY

FIRM I.D. NO.

RECD S.E.C. MAR 1 2002 513

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York (City) New York (State) 10022-6839 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony P. Ciaccio 212-224-1878
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

RECD S.E.C. APR 10 2002 513

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name – *if individual, state last, first, middle name*)

1345 Avenue of the Americas (Address) New York (City) New York (State) 10105 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony P. Ciaccio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual of America Life Insurance Company, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Non Applicable

NEW YORK APRIL 8, 2002
NEW YORK

[signature]
Signature

Vice President
Title

[signature]
Notary Public

CHRISTOPHER M. MISEO
NOTARY PUBLIC STATE OF NEW YORK
NO. 01-MI4899484
QUALIFIED IN NEW YORK COUNTY
CERT. FILED IN NEW YORK COUNTY
COMMISSION EXPIRES JULY 6, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Mutual of America Life Insurance Company:

We have audited the accompanying consolidated statements of financial condition of Mutual of America Life Insurance Company and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations and surplus and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements were prepared in conformity with the accounting practices prescribed or permitted by the State of New York Insurance Department. Such practices differ from accounting principles generally accepted in the United States of America. The variances between such practices and accounting principles generally accepted in the United States of America and the effects on the accompanying financial statements are described in Note 9.

In our opinion, because of the effects of the matter described in the third paragraph and more fully discussed in Note 9, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Mutual of America Life Insurance Company and its subsidiaries as of December 31, 2001 and 2000, or the results of their operations or their cash flows for the years then ended. Furthermore, in our opinion, the supplemental data included in Note 9 reconciling net income and surplus as shown in the financial statements to net income and surplus as determined in conformity with accounting principles generally accepted in the United States of America, present fairly, in all material respects, the information shown therein.

However, in our opinion, the statutory-basis consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mutual of America Life Insurance Company and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting practices prescribed or permitted by the State of New York Insurance Department.

Arthur Andersen LLP

New York, New York
February 20, 2002

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
General account assets		
Bonds and notes	$ 5,074,639,000	$ 4,647,281,840
Common stocks	306,290,963	321,308,448
Preferred stocks	32,655,724	36,731,220
Cash and short-term investments	93,481,004	300,014,386
Guaranteed funds transferable	87,585,029	94,771,918
Mortgage loans	14,297,862	17,789,452
Real estate	306,017,110	313,346,186
Policy loans	95,710,292	104,876,551
Other invested assets	5,109,832	5,404,171
Investment income accrued	98,558,522	96,046,370
Other assets	43,544,240	45,882,044
Total general account assets	6,157,889,578	5,983,452,586
Separate account assets	4,264,641,199	4,837,338,055
TOTAL ASSETS	$10,422,530,777	$10,820,790,641
LIABILITIES AND SURPLUS		
General account liabilities		
Insurance and annuity reserves	$ 5,238,420,552	$ 4,950,194,422
Other contractholders liabilities and reserves	8,367,603	9,004,776
Interest maintenance reserve	166,486,579	157,239,778
Other liabilities	82,278,950	134,294,008
Total general account liabilities	5,495,553,684	5,250,732,984
Separate account reserves and other liabilities	4,264,641,199	4,837,338,055
Total liabilities	9,760,194,883	10,088,071,039
Asset valuation reserve	43,569,072	70,416,505
SURPLUS		
Assigned surplus	1,150,000	1,150,000
Unassigned surplus	617,616,822	661,153,097
Total surplus	618,766,822	662,303,097
TOTAL LIABILITIES AND SURPLUS	$10,422,530,777	$10,820,790,641

See accompanying notes to consolidated financial statements.

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS AND SURPLUS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INCOME		
Premium and annuity considerations	$ 918,397,077	$ 795,199,263
Life and disability insurance premiums	21,303,824	27,796,899
Total considerations and premiums	939,700,901	822,996,162
Separate account investment and administration fees	40,994,077	51,484,121
Net investment income	402,111,445	394,957,609
Other, net	1,750,420	(2,253,891)
Total income	1,384,556,843	1,267,184,001
DEDUCTIONS		
Change in insurance and annuity reserves	280,359,398	(107,370,496)
Annuity and surrender benefits	908,408,550	1,157,741,665
Death and disability benefits	14,108,552	20,292,447
Operating expenses	149,160,677	151,025,739
Total deductions	1,352,037,177	1,221,689,355
Net gain before dividends	32,519,666	45,494,646
Dividends to contractholders and policyholders	(72,104)	(194,536)
Net gain from operations	32,447,562	45,300,110
Federal income tax benefit (expense)	1,689,029	(1,973,519)
Net realized capital gains	41,063,729	31,798,177
Net income	75,200,320	75,124,768
SURPLUS TRANSACTIONS		
Change in:		
Asset valuation reserve	26,847,433	47,261,919
Unrealized capital losses, net (Note 1)	(123,623,120)	(120,328,446)
Non-admitted assets and other, net	(13,092,712)	(3,282,539)
Cumulative effect of change in accounting principles (Note 1)	(8,868,196)	--
Liability for reserve strengthening	--	(17,241,255)
Net change in surplus	(43,536,275)	(18,465,553)
SURPLUS		
Beginning of year	662,303,097	680,768,650
End of year	$ 618,766,822	$ 662,303,097

See accompanying notes to consolidated financial statements.

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH PROVIDED		
Premium and annuity funds received	$ 940,378,151	$ 822,796,167
Investment income received	346,698,519	372,533,026
Expense allowance on reinsurance	(1,414,240)	(4,836,476)
Separate account investment and administrative fees	40,994,077	51,841,420
Other, net	3,245,167	1,091,900
Total receipts	1,329,901,674	1,243,426,037
Benefits paid	981,999,172	1,184,271,074
Insurance and operating expenses paid	152,160,356	137,415,795
Net transfers (from) to separate accounts	(42,189,083)	45,855,271
Total payments	1,091,970,445	1,367,542,140
Net cash provided by (used in) operations	237,931,229	(124,116,103)
Proceeds from long-term investments sold, matured or repaid	2,523,177,222	1,860,407,364
Other, net	171,475,780	259,688,259
Total cash provided	2,932,584,231	1,995,979,520
CASH APPLIED		
Cost of long-term investments acquired	2,844,750,231	1,736,290,611
Other, net	294,367,382	41,272,551
Total cash applied	3,139,117,613	1,777,563,162
Net change in cash and short-term investments	(206,533,382)	218,416,358
CASH AND SHORT-TERM INVESTMENTS		
Beginning of year	300,014,386	81,598,028
End of year	$ 93,481,004	$ 300,014,386

See accompanying notes to consolidated financial statements.

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying financial statements include the consolidated accounts of Mutual of America Life Insurance Company ("Mutual of America") and its wholly owned subsidiaries (collectively referred to as the "Company"). Significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

Mutual of America provides retirement and employee benefit plans in the small to medium size company market, principally to employees in the not-for-profit social health and welfare field. In recent years, the Company has expanded to include for-profit organizations in the small to medium size company market. The principal insurance company in the group is licensed in all fifty states and the District of Columbia. Operations are conducted primarily through a network of regional field offices staffed by salaried consultants.

Reorganization - In September 1999, Mutual of America submitted a Plan of Reorganization ("the Plan") to the State of New York Insurance Department ("New York Department") whereby Mutual of America would prepare for the sale of The American Life Insurance Company of New York ("American Life") a wholly owned subsidiary of Mutual of America. In preparation for such a sale, the Plan indicated that Mutual of America would assume (via an assumption reinsurance and related agreements) virtually all of American Life's in force business and would terminate an existing reinsurance agreement in effect between the two Companies. Effective January 31, 2001 the New York Department gave final approval to the termination of the aforementioned reinsurance agreement in effect between the Companies and approximately $641.0 million of insurance and annuity reserves were recaptured by Mutual of America. During 2000, as a result of the assumption reinsurance and related agreements, approximately $517.7 million of insurance and annuity reserves were assumed by Mutual of America. On February 28, 2001, Mutual of America sold the stock of the holding company that owned American Life to a third party, realizing a capital gain on the sale of the company of $13.5 million.

Basis of Presentation

The financial statements are presented in conformity with statutory accounting practices prescribed or permitted by the New York Department. Such practices differ from accounting principles generally accepted in the United States of America ("GAAP"). The variances between such practices and GAAP and the effects on the accompanying financial statements are described in Note 9. The ability of the Company to fulfill its obligations to contractholders and policyholders is of primary concern to insurance regulatory authorities. As such, the financial statements are oriented to the insuring public.

The National Association of Insurance Commissioners ("NAIC") adopted codified statutory accounting principles ("Codification") with an effective date of January 1, 2001. The New York Department issued Regulation No. 172 effective January 1, 2001 which adopted Codification, with certain significant modifications, as the prescribed basis of accounting for its domestic insurers. All changes required by the adoption of New York Regulation No. 172 ("Regulation No. 172") are reflected in the accompanying 2001 consolidated financial statements, with the $8.9 million cumulative effect of this change in accounting principles, as further discussed below, recorded as a charge to the Company's surplus as of January 1, 2001. These changes relate principally to the accounting treatment of premium and benefit transactions for Guaranteed Investment Contracts ("GIC") and Single Premium Immediate Annuity ("SPIA") Contracts (Lotteries and Structured Settlements) not involving Life contingencies, and the accounting treatment of certain bonds.

The new accounting treatment for GIC and SPIA contracts requires that all premium and benefit transactions be accounted for as a direct increase or decrease to the reserve liability and are not recorded in the Statement of Operations. The accompanying Statement of Operations for 2000 excludes $216.4 million of GIC premiums reclassified to conform with the 2001 presentation required by Regulation No. 172.

Regulation No. 172 further clarified that the yield to worst amortization method must be used for all callable bonds purchased at a premium regardless of their call features (and likelihood of being called). The cumulative effect of this change in accounting principles resulted in a charge to surplus of $8.9 million effective as of January 1, 2001.

Regulation No. 172 also established new accounting principles for bonds that have become permanently impaired. Effective January 1, 2001 several bond investments that were previously written down by $ 71.9 million as of December 31, 2000 and recognized as unrealized losses in the Company's surplus were recorded as realized investment losses in accordance with the permanent impairment guidelines set forth in the new accounting regulations. While Regulation No. 172 does not permit the restatement of prior year reported amounts, reported realized capital gains for 2000 would have been $71.9 million lower under the new accounting principles. This change in accounting principles had no effect on the Company's December 31, 2000 consolidated statutory surplus.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and deductions during the reporting period. Actual results could differ from these estimates.

<u>Asset Valuations</u>

Bonds, Notes and Short-Term Investments - Investment valuations are prescribed by the NAIC. Bonds qualifying for amortization are stated at amortized cost. Short-term investments in good standing are stated at cost. All other bonds and short-term notes are stated at market value. Temporary unrealized losses related to the valuation of certain non-investment grade bonds are recorded directly to unassigned surplus. Losses that are considered to be other than temporary (i.e. permanently impaired) are recognized in net income when incurred.

Common and Preferred Stocks - Common stocks in good standing are stated at market value. Market value is determined by reference to valuations quoted by the NAIC. Unrealized gains and losses are recorded directly to unassigned surplus.

Guaranteed Funds Transferable - Guaranteed funds transferable consists of funds held with a former reinsurer and is stated at the total principal amount of future guaranteed transfers to Mutual of America.

Mortgage Loans - Mortgage loans are carried at amortized indebtedness. Impairments of individual assets that are considered other than temporary (i.e. permanently impaired) are recognized in net income when incurred. During 2001, one loan was permanently impaired and a $2.5 million realized capital loss was recognized during the year. There were no impairments during 2000.

Real Estate - Real estate, which is classified as Company occupied property, is carried at cost, including capital improvements, net of accumulated depreciation, and depreciated on a straight-line basis over 39 years. Tenant improvements on real estate investments are depreciated over the shorter of the lease term or the estimated life of the improvement.

Policy Loans - Policy loans are stated at the unpaid principal balance of the loan.

Other Assets - Certain other assets, such as furniture and fixtures and prepaid expenses, are considered "non-admitted assets" and excluded from the consolidated statements of financial condition.

Insurance and Annuity Reserves

Reserves for annuity contracts are computed on the net single premium method and represent the estimated present value of future retirement benefits. These reserves are based on mortality and interest rate assumptions (ranging predominately from 5.00% to 9.25%), which meet or exceed statutory requirements. During 2000, the Company lowered the interest rate used to value certain fixed interest guarantee annuity contracts issued prior to January 1, 1999. The effect of this change was to increase policyholder liabilities and to reduce surplus by $17.2 million as of January 1, 2000. This change reflects the current lower interest rate environment that has developed since the business was originally written many years ago.

Reserves for contractual funds not yet used for the purchase of annuities are accumulated at various interest rates, which, during 2001 and 2000, averaged 5.23% and 5.40%, respectively, and are deemed sufficient to provide for contractual surrender values for these funds. Reserves for life and disability insurance are based on mortality, morbidity and interest rate assumptions which meet statutory requirements.

Interest Maintenance and Asset Valuation Reserves

Realized gains and losses, net of applicable taxes, arising from changes in interest rates are accumulated in the Interest Maintenance Reserve ("IMR") and are amortized into net investment income over the estimated remaining life of the investment sold. All other realized gains and losses are reported in the consolidated statements of operations.

An Asset Valuation Reserve ("AVR") applying to the specific risk characteristics of all invested asset categories excluding cash, policy loans and investment income accrued has been established based on a statutory formula. Realized and unrealized gains and losses arising from changes in the creditworthiness of the borrower are included in the appropriate subcomponent of the AVR. Changes in the AVR are recorded directly to unassigned surplus.

Separate Account Operations

Variable annuity considerations and certain variable life insurance premiums may be allocated at participants' discretion among investment funds in separate accounts. Separate account funds invest in mutual funds, including funds managed by Mutual of America Capital Management Corporation, a wholly owned subsidiary (the "Adviser"), and other funds managed by outside investment advisors. All net realized and unrealized capital gains in the separate accounts, which reflect investment performance of the mutual funds in which they invest, accrue directly to participants (net of administrative and other separate account charges) and are not reflected in the Company's consolidated statements of operations. Certain administrative and other charges are assessed as a percentage of separate account assets and vary based upon the level of administrative services provided. During 2001 and 2000, such charges were equal to approximately .90% and 1.04 %, respectively, of total average separate account assets. Separate account charges and investment advisory fees paid to the Adviser are included in the consolidated statement of operations.

Investments held in the separate accounts are stated at market value. Participants' corresponding equity in the separate accounts is reported as liabilities in the accompanying statements. Premiums and benefits related to the separate accounts are combined with the general account in the accompanying statements. Net operating gains are offset by increases to reserve liabilities in the respective separate accounts.

Premiums and Annuity Considerations

Premiums and annuity considerations derived from defined contribution plans are recognized as income when due. Voluntary savings-type and defined benefit considerations and other deposits are recognized as income when received. Group life and disability insurance premiums are recognized as income over the contract period.

Investment Income and Expenses

General account investment income is reported as earned and is presented net of related investment expenses. Operating expenses, including acquisition costs for new business and income taxes, are charged to operations as incurred.

Dividends

Dividends are based on formulas and scales approved by the Board of Directors and are accrued currently for payment subsequent to plan anniversary dates.

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

2. INVESTMENTS

Valuation

The statement values and NAIC market values of investments in fixed maturity securities (bonds and notes) and equity securities at December 31, 2001 and 2000 are shown below. Excluding U.S. government and government agency investments, the Company is not exposed to any significant concentration of credit risk.

December 31, 2001 (in millions)	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	NAIC Market Value
Fixed maturities:				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 2,374.0	$ 3.4	$ .7	$ 2,376.7
Obligations of states and political subdivisions	13.1	-	-	13.1
Debt securities issued by foreign governments	52.1	1.0	.2	52.9
Corporate securities	2,745.6	36.4	82.0	2,700.0
Total	$ 5,184.8	$ 40.8	$ 82.9	$ 5,142.7

December 31, 2000 (in millions)	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	NAIC Market Value
Fixed maturities:				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 1,793.2	$ 5.6	$ 1.2	$ 1,797.6
Obligations of states and political subdivisions	11.5	1.3	-	12.8
Debt securities issued by foreign governments	51.8	.8	.1	52.5
Corporate securities	3,093.5	14.1	192.5	2,915.1
Total	$ 4,950.0	$ 21.8	$ 193.8	$ 4,778.0

Short-term fixed maturity securities with a statement value and NAIC market value of $110.2 million and $302.7 million at December 31, 2001 and 2000, respectively, are included in the above tables. As of December 31, 2001, the Company had $3.3 million (2000 - $6.7 million) with a par value $3.3 million (2000 - $6.4 million) of its long-term fixed maturity securities on deposit with various state regulatory agencies.

At December 31, 2001 and 2000 net unrealized appreciation (depreciation) reflected in surplus consisted of the following:

December 31 (in millions)	2001	2000
Equity securities (common and preferred stock)	$ (69.7)	$ 8.4
Bonds and notes	(48.6)	(3.1)
Net unrealized (depreciation) appreciation	$ (118.3)	$ 5.3

During the fourth quarter of 2001, the Company had bond investments with five issuers who filed for Chapter 11 bankruptcy protection. At December 31, 2001, a writedown of $45.5 million has been recorded as a direct reduction in surplus in order to adjust the carrying value of these bonds to reflect the temporary decline in their current market value as determined by the NAIC . The unrealized appreciation related to the Company's common equity securities also declined by $78.1 million during the year as shown above.

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

Maturities

The statement values and NAIC market values of investments in fixed maturity securities by contractual maturity (except for mortgage-backed securities which are stated at expected maturity) at December 31, 2001 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

December 31, 2001 (in millions)	Statement Value	NAIC Market Value
Due in one year or less	$ 552.2	$ 535.8
Due after one year through five years	1,873.6	1,829.6
Due after five years through ten years	1,365.7	1,382.6
Due after ten years	1,393.3	1,394.7
Total	$ 5,184.8	$ 5,142.7

Realized Investment Gains

Sales of fixed maturity securities were as follows:

December 31 (in millions)	2001	2000
Fixed maturity securities		
Proceeds	$ 2,240.6	$ 1,561.5
Gross realized gains	45.9	9.3
Gross realized losses	20.5	19.7

Sales of investments in fixed maturity securities resulted in $25.4 million of net gains and $10.4 million of net losses being accumulated in IMR in 2001 and 2000, respectively. Such amounts will be amortized into net investment income over the estimated remaining life of the investment sold. During 2001 and 2000, $16.1 million and $14.3 million of the IMR was amortized and included in net investment income.

Net realized capital gains (losses) reflected in the statements of operations for the years ended December 31, 2001 and 2000 were as follows:

December 31 (in millions)	2001	2000
Equity securities (common and preferred stock)	$ 37.5	$ 38.1
Sale of American Life	13.5	-
Bonds	(7.4)	-
Mortgages	(2.5)	-
Other invested assets	-	(6.3)
Net realized capital gains	$ 41.1	$ 31.8

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

3. GUARANTEED FUNDS TRANSFERABLE

In 1980, Mutual of America terminated a reinsurance arrangement and assumed direct ownership of funds held by the former reinsurer and direct liability for the contractual obligations to policyholders. The liability to such policyholders is included as insurance and annuity reserves in the consolidated statements of financial condition. The principal amount of the funds held by the former reinsurer is guaranteed to earn at least 3.125% per year.

The guaranteed funds are transferable to Mutual of America over time and are stated at the total principal amount of future guaranteed transfers to Mutual of America of $87.6 million and $94.8 million at December 31, 2001 and 2000, respectively. The actual interest and other allocated investment earnings on these funds amounted to $7.2 million and $5.0 million in 2001 and 2000, respectively, and are included in net investment income.

4. REAL ESTATE

Real estate consists primarily of an office building that Mutual of America purchased for its corporate headquarters. The Company occupies approximately one-third of this office building as its corporate headquarters and leases the remaining space. Depreciation expense was $5.2 million in both 2001 and 2000.

5. PENSION PLAN AND POSTRETIREMENT BENEFITS

Pension Benefit and Other Benefit Plans

The Company has a qualified, non-contributory defined benefit pension plan covering virtually all employees. Benefits are generally based on years of service and final average salary. The Company's funding policy is to contribute annually, at a minimum, the amount necessary to satisfy the funding requirements under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company also maintains two non-qualified defined benefit pension plans. The first provides benefits to employees whose total compensation exceeds the maximum allowable compensation limits for qualified retirement plans under ERISA. The second provides benefits to non-employee members of the Board of Directors.

The Company has two defined benefit postretirement plans covering substantially all salaried employees. Employees may become eligible for such benefits upon attainment of retirement age while in the employ of the Company and upon satisfaction of service requirements. One plan provides medical and dental benefits and the second plan provides life insurance benefits. The postretirement plans are contributory for those individuals who retire with less than twenty years of eligible service; with retiree contributions adjusted annually and contain other cost-sharing features, such as deductibles and coinsurance.

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

The components of net periodic benefit costs are as follows:

December 31, (in millions)	Pension Benefits 2001	Pension Benefits 2000	Other Benefits 2001	Other Benefits 2000
Service cost	$ 6.5	$ 5.4	$ .8	$ .7
Interest cost on PBO	8.3	7.0	1.6	1.5
Expected return on plan assets	(10.2)	(10.2)	-	-
Amortization of initial net asset	(.1)	(.1)	-	-
Amortization of unrecognized net loss	3.3	1.0	.2	-
Net benefit expense	$ 7.8	$ 3.1	$ 2.6	$ 2.2

The changes in the projected benefit obligation and plan assets are as follows:

December 31, (in millions)	Pension Benefits 2001	Pension Benefits 2000	Other Benefits 2001	Other Benefits 2000
Change in Projected Benefit Obligation (PBO):				
PBO, beginning of year:	$ 105.1	$ 79.2	$ 20.4	$ 18.8
Service cost	6.5	5.4	.8	.7
Interest cost	8.3	7.0	1.6	1.5
Change in assumptions	.9	13.5	2.3	1.9
Actuarial loss (gain)	.3	2.7	(.3)	(1.5)
Benefits and expenses paid	(1.8)	(2.7)	(.8)	(1.0)
PBO, end of year	$ 119.3	$ 105.1	$ 24.0	$ 20.4
Change in Plan Assets:				
Plan assets, beginning of year	$ 89.0	$ 88.9	$ -	$ -
Employer contributions	12.5	5.0	-	-
Return on plan assets	(5.9)	(2.2)	-	-
Benefits and expenses paid	(1.8)	(2.7)	-	-
Plan assets, end of year	93.8	89.0	-	-
Plan assets (lower than) PBO	$ (25.5)	$ (16.1)	$ (24.0)	$ (20.4)

At December 31, 2001 all of the qualified pension plan assets are invested in one of the Company's separate accounts (consisting primarily of equity securities) and participation in certain other funds managed by outside investment advisors. For financial reporting purposes, the prepaid benefit cost at December 31, 2001 and 2000, has been classified as a non-admitted asset. The prepaid (accrued) benefit cost is as follows:

December 31, (in millions)	Pension Benefits 2001	Pension Benefits 2000	Other Benefits 2001	Other Benefits 2000
Plan assets (lower than) in excess of PBO	$ (25.5)	$ (16.1)	$ (24.0)	$ (20.4)
Remaining unrecognized initial net asset	-	(.1)	-	-
Unrecognized prior service cost	2.5	3.2	-	-
Unrecognized net loss from past experience different from that assumed	51.0	36.3	6.8	5.0
Prepaid (accrued) benefit cost, end of year	$ 28.0	$ 23.3	$ (17.2)	$ (15.4)

The Company funds the qualified non-contributory defined benefit pension plan in accordance with the requirements of ERISA. Plan assets at fair value for the qualified pension plan were $71.1 million and $70.3 million at December 31, 2001 and 2000, respectively. The actuarial present value of accumulated benefits for the qualified pension plan were $56.3 million and $44.2 million at December 31, 2001 and 2000,

respectively. During 2001 and 2000, the Company made contributions to the qualified plan of $9.5 million and $3.0 million, respectively.

The assumptions used in determining the aggregate projected benefit obligation for pension and other benefit plans were as follows:

	Pension Benefits		Other Benefits	
Weighted average assumptions at December 31	**2001**	**2000**	**2001**	**2000**
Discount rate	7.50%	7.65%	7.50%	7.65%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%
Expected return on plan assets	10.50%	11.30%		

The health care cost trend rate assumption has an affect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement obligation for the plan as of December 31, 2001 by $2.6 million and the aggregate of the service and interest cost components of the net periodic benefit cost for 2001 by $.4 million.

Savings and Other Incentive Plans

All employees may participate in a Company sponsored savings plan under which the Company matches a portion of the employee's contributions up to 6% of salary. The Company contributed $1.9 million and $2.0 million in 2001 and 2000, respectively. The Company also has a long-term performance based incentive compensation plan for certain employees. Shares are granted each year and generally vest over a three-year period. The value of such shares is based upon increases in the Company's statutory surplus and the maintenance of certain financial ratios. The accrued compensation liability under this plan decreased by $2.5 million during 2001 and increased by $.5 million during 2000.

6. COMMITMENTS AND CONTINGENCIES

Rental expenses were $19.2 million and $18.8 million in 2001 and 2000, respectively. The approximate minimum rental commitments under noncancelable operating leases are as follows: $3.9 million in 2002, $3.1 million in 2003, $2.7 million in 2004, $2.0 million in 2005, $1.2 million in 2006, and $1.8 million thereafter. Such leases are principally for leased office space, furniture and equipment. Certain office space leases provide for adjustments to reflect changes in real estate taxes and other operating expenses.

The Company is involved in various legal actions that have arisen in the course of the Company's business. In the opinion of management, the ultimate resolution with respect to such lawsuits as well as other contingencies will not have a material adverse affect on the Company's consolidated financial statements.

7. FEDERAL INCOME TAXES

Mutual of America's pension business was exempt from federal income taxation under Section 501(a) of the Internal Revenue Code ("Code") through 1997. Effective January 1, 1998 Mutual of America's pension business became subject to federal income tax. Mutual of America files federal income tax returns on a separate company basis. Mutual of America's non-insurance subsidiaries file a consolidated income tax return. The Federal income tax benefit for 2001 amounted to $1.7 million as compared to an expense of $2.0 million in 2000. The 2001 and 2000 federal income taxes reflected in the accompanying consolidated statements of operations and surplus arose principally from the operating results of its insurance and non-insurance subsidiaries.

The difference between the actual tax expense (benefit) reflected in the accompanying consolidated statements of operations and the expected amounts computed by applying the statutory rate of 35% to operating income arises principally from the differing statutory and tax treatment of IMR income and realized capital gains and losses on investment transactions and from the differences between the tax and statutory basis of Mutual of America's assets and liabilities. Such differences resulted from transition rules under the Code as of January 1, 1998, which accompanied the change in taxation of Mutual of America's pension business. These transition rules will continue to moderate Mutual of America's tax expense over the next several years. At December 31, 2001 Mutual of America had a net operating loss carryforward of approximately $106.9 million expiring at various dates between 2018 and 2022.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

Amounts related to the Company's financial instruments were are follows:

December 31, 2001 (in millions)	Statement Value	Estimated Fair Value
ASSETS		
Bonds and notes	$ 5,074.6	$ 5,032.5
Common stocks	306.3	306.3
Preferred stocks	32.7	32.7
Cash and short-term investments	93.5	93.5
Guaranteed funds transferable	87.6	88.4
Mortgage loans	14.3	13.8
Policy loans	95.7	95.7
LIABILITIES		
Insurance and annuity reserves	$ 5,238.4	$ 5,352.0

December 31, 2000 (in millions)	Statement Value	Estimated Fair Value
ASSETS		
Bonds and notes	$ 4,647.3	$ 4,475.2
Common stocks	321.3	321.3
Preferred stocks	36.7	36.7
Cash and short-term investments	300.0	300.0
Guaranteed funds transferable	94.8	93.3
Mortgage loans	17.8	16.8
Policy loans	104.9	104.9
LIABILITIES		
Insurance and annuity reserves	$ 4,950.2	$ 4,942.3

Fixed Maturities and Equity Securities - Fair value for fixed maturities is determined by reference to market prices quoted by the NAIC. If quoted market prices are not available, fair value is determined using quoted prices for similar securities. Market value for equity securities is determined by reference to valuations quoted by the NAIC.

Cash and Short-Term Investments - The carrying value for cash and short-term investments approximates fair values due to the short-term maturities of these instruments.

Mortgage Loans - Fair value for mortgage loans is determined by discounting the expected future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and remaining maturities.

Policy Loans - The majority of policy loans are issued with variable interest rates which are periodically adjusted based on changes in rates credited to the underlying policies and therefore are considered to be stated at fair value.

Insurance and Annuity Reserves - Contractual funds not yet used to purchase retirement annuities and other deposit liabilities are stated at their cash surrender value. General account policies are issued with variable interest rates that are periodically adjusted based on changes in underlying economic conditions.

The fair value of annuity contracts (approximately $1.3 billion and $1.4 billion at December 31, 2001 and 2000, respectively) was determined by discounting expected future retirement benefits using current mortality tables and interest rates based on the duration of expected future benefits. Weighted average interest rates of 5.71% and 6.46% were used at December 31, 2001 and 2000, respectively.

9. RECONCILIATION OF STATUTORY BASIS FINANCIAL RESULTS TO A GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BASIS

The accompanying financial statements are presented in conformity with statutory accounting practices prescribed or permitted by the New York Department ("statutory accounting") which practices differ from GAAP. The variances between such practices and GAAP and the effects on the accompanying financial statements follow:

Asset Valuations and Investment Income Recognition

GAAP requires the Company's bonds and notes to be classified as either held to maturity ("HTM") or available for sale ("AFS"); whereas for statutory accounting no such classification is required. In addition, for GAAP, AFS bonds and notes are carried at their fair market value with the unrealized gains and losses applied directly to surplus; whereas for statutory accounting all bonds and notes in good standing are carried at their amortized cost.

Realized capital gains and losses, net of applicable taxes, arising from changes in interest rates are recognized in income currently for GAAP accounting, rather than accumulated in the IMR and amortized into income over the remaining life of the security sold for statutory accounting. Additionally, for GAAP accounting, capital gains and losses are not recognized when a security is sold and the same or substantially the same security is repurchased, unless the repurchase occurs after a reasonable exposure to market risk.

A general formula based Asset Valuation Reserve (AVR) is recorded for statutory accounting purposes, whereas such reserves are established under GAAP only when an asset's impairment is considered to be other than temporary.

Certain assets, principally furniture and fixtures and prepaid expenses, for statutory accounting, are excluded from the statement of financial condition by a charge to surplus; whereas under GAAP, such assets are carried at their amortized cost.

Policy Acquisition Costs

Under GAAP, policy acquisition costs that are directly related to and vary with the production of new business are deferred and amortized over the estimated life of the applicable policies, rather than being expensed as incurred.

Insurance and Annuity Reserves

Under statutory accounting practices the interest rates and mortality and morbidity assumptions used are those which are prescribed or permitted by the New York Department. Under GAAP, for annuities the interest rate assumptions used are generally those assumed in the pricing of the contract at issue; for disability benefits the interest rates assumed are those anticipated to be earned over the duration of the benefit period. Mortality and morbidity assumptions are based on Company experience.

Premium Recognition

Insurance contracts that do not subject the insurer to significant mortality or morbidity risk are considered, under GAAP, to be primarily investment contracts. GAAP requires all amounts received from policyholders under these investment contracts to be recorded as a policyholder deposit rather than as premium income.

Deferred Income Taxes

GAAP requires that a deferred tax asset or liability be established to provide for temporary differences between the tax and financial reporting bases of assets and liabilities. Deferred income taxes are not recorded for statutory accounting purposes.

The tables that follow provide a reconciliation of the 2001 and 2000 statutory financial results reflected in the accompanying financial statements to a GAAP basis:

Reconciliation of Statutory to GAAP Surplus (in millions)	**2001**	**2000**
Statutory Surplus	$ 618.8	$ 662.3
Market value adjustment related to AFS bonds and notes	(36.1)	(121.2)
Realized capital gains	198.2	100.7
AVR	43.6	70.4
Deferred policy acquisition costs	49.4	49.1
Policy reserve adjustments	(11.2)	(7.2)
Non-admitted assets	45.9	32.9
Federal income taxes	272.2	314.4
Other	2.2	.5
GAAP Surplus	$ 1,183.0	$ 1,101.9

Reconciliation of Statutory to GAAP Net Income (in millions)	**2001**	**2000**
Statutory Net Income	$ 75.2	$ 75.1
Investment income adjustments	(12.7)	(11.7)
Realized capital gains (losses)	(87.8)	1.0
Policy reserve adjustments	19.0	(.9)
Deferred policy acquisition costs	3.0	4.4
Deferred income taxes	(.3)	(6.5)
Other	(.1)	6.6
GAAP Net Income (Loss)	$ (3.7)	$ 68.0

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

Reconciliation of GAAP to Statutory Premiums (in millions)	2001	2000
GAAP Premium Income	$ 48.9	$ 80.1
Premiums from investment contracts	890.8	742.9
Statutory Premium Income	$ 939.7	$ 823.0